04016014

Art 3-17-2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa St., Suite 1275
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. Doyle (213) 627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd, Suite 490, Encino, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3.25.2004

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 23rd DAY OF FEBRUARY 2004
BY WILLIAM K. DOYLE
NOTARY PUBLIC SEAL

Notary Public

MUTHIAH NACHIAPPAN
Comm. # 1283949
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Dec. 8, 2004

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2003

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2003, and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 21, 2004

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 129,695
Investments at market value, note 2	15,442
Employee advances	17,000
TOTAL CURRENT ASSETS	162,137
PROPERTY AND EQUIPMENT, at cost	
Computer equipment	61,906
Office furniture and equipment	139,651
Leasehold improvements	33,961
	235,518
Less accumulated depreciation and amortization	215,256
NET PROPERTY AND EQUIPMENT	20,262
OTHER ASSETS	
Deposits	12,841
TOTAL ASSETS	$ 195,240

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 6,430
COMMITMENTS AND CONTINGENCIES, note 3	
MEMBERS' EQUITY	188,810
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 195,240

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE, note 4	
Advisory fees	$ 3,966,427
Retainer fees	300,000
Realized gain on sale of investments	45,272
Other	1,935
TOTAL REVENUE	4,313,634
EXPENSES	
Employee compensation and benefits	877,807
Travel and entertainment	41,626
Communications	19,075
Occupancy	76,086
Interest and bank charges	574
Taxes	8,744
Depreciation and amortization	19,783
Other operating expenses	115,783
TOTAL OPERATING EXPENSES	1,159,478
NET INCOME	$ 3,154,156

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

NET INCOME	$ 3,154,156
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized loss on investments	(3,544)
Reclasification adjustment for realized gain included in net income	(45,272)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(48,816)
COMPREHENSIVE INCOME	$ 3,105,340

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Unrealized gains on investments	Members' equity	Total
Balance at January 1, 2003	$ 58,551	$ 170,419	$ 228,970
Net income	-	3,154,156	3,154,156
Other comprehensive income	(48,816)	-	(48,816)
Contributions from members	-	154,500	154,500
Distributions to members	-	(3,300,000)	(3,300,000)
Balance at December 31, 2003	$ 9,735	$ 179,075	$ 188,810

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,154,156
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	19,783
Gain on sale of investments	(45,272)
Changes in assets - (increase):	
Accounts receivable	35,595
Employee advances	(12,000)
Deposits	(2,690)
Changes in liabilities - increase:	
Accounts payable and accrued expenses	(2,456)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,147,116
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(3,004)
Proceeds from sale of investments	64,142
NET CASH PROVIDED BY INVESTING ACTIVITIES	61,138
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	154,500
Distributions to members	(3,300,000)
NET CASH USED IN FINANCING ACTIVITIES	(3,145,500)
NET INCREASE IN CASH	62,754
CASH, BEGINNING OF YEAR	66,941
CASH, END OF YEAR	$ 129,695

Supplementary disclosure:

Income taxes paid in cash	$ 800

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" NASD broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to five years, using accelerated methods.

Investments

The Company accounts for its investments in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments include marketable equity securities, which are classified as available for sale as defined by SFAS No. 115. Pursuant to SFAS No. 115, such investments are stated at market value and unrealized gains are reflected in the members' equity. Market value of marketable securities is based on bid prices published in financial newspapers. The specific identification cost method is used to calculate realized gains and losses.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. For the year ended December 31, 2003, revenue is presented net of direct consulting cost of $277,350.

Cash Flows

For the purposes of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment and the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company's financial instruments, including accounts receivable, employee advances, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

At December 31, 2003, investments are comprised of the following:

	Cost	Market Value	Unrealized Gain
Common stock in Curative Health Services, Inc.	$ 5,707	$ 15,442	$ 9,735

During the year ended December 31, 2003, the Company sold 3,700 shares of common stock in Curative Health Services, Inc. with a cost of $18,870 for $64,142, generating a gain on sale of investments of $45,272.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule, by years, of future minimum rental payments required under operating leases for office space and a car that have an initial and remaining noncancelable lease terms in excess of one year. The office space has an option to renew for an additional one-year period after its expiration in August 2004, and the Company is in the process of negotiating a new lease.

2004	$ 52,830
2005	$ 13,661
2006	$ 12,523

Total rent expense for the year ended December 31, 2003, with respect to these leases was $77,774. The Company is also responsible for certain operating expenses for the office space.

4. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2003. The net capital of the Company at December 31, 2003 amounted to $121,757.

5. MAJOR CLIENTS

During the year ended December 31, 2003, the Company generated approximately 96% of its revenue from two clients.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 188,810
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	188,810
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	188,810
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	20,262
Other assets	45,283
	65,545
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	123,265
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	(1,508)
Undue concentrations	-
Net Capital	$ 121,757

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2003

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	6,430
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 6,430
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 116,757
Excess net capital at 1,000 percent	$ 121,114
Ratio: Aggregate indebtedness to net capital	0.05 to 1

Reconciliation with Company's computation:

A reconciliation is not included as there was no material difference from the Company's computation.

See independent auditors' report and notes to financial statements.